

April 27, 2012

<u>Via E-mail</u>
Mr. James S. Allen
Chief Financial Officer
Molycorp, Inc.
5619 Denver Tech Center Parkway
Suite 1000
Greenwood Village, CO 80111

      **Re:**    **Molycorp, Inc.**
              **Form 10-K for the Fiscal Year Ended December 31, 2011**
              **Filed February 28, 2012**
              **Form 10-K for the Fiscal Year Ended December 31, 2010**
              **Filed March 9, 2011**
              **File No. 001-34827**

Dear Mr. Allen:

      We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/Tia L. Jenkins

                      Tia L. Jenkins
                      Senior Assistant Chief Accountant
                      Office of Beverages, Apparel and Mining